Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entities of LAIX Inc.

Principal Subsidiaries	Place of Incorporation
LingoChamp US Inc.	Delaware
LingoChamp (HK) Limited	Hong Kong
Yuguan Information Technology (Shanghai) Co., Ltd.	PRC
Yulin Cultural Communication (Shanghai) Co., Ltd.	PRC
Shenzhen Yuguan Information Technology Co., Ltd.	PRC

Variable Interest Entities and Their Subsidiaries	Place of Incorporation
Shanghai Mengfan Cultural Communication Co., Ltd.	PRC
Shanghai Liulishuo Information Technology Co., Ltd.	PRC
Jiangsu Liulishuo Education Technology Co., Ltd.	PRC
Wuhan Liulishuo Information Technology Co., Ltd.	PRC